UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact August | 2020

Azul Announces Second Quarter Liquidity Position

and Cash Burn Guidance

São Paulo, August 02, 2020 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), announces today that as of June 30th, 2020, its preliminary liquidity position, including cash and cash equivalents, short-term investments, and accounts receivables, totaled R$2.3 billion compared to R$2.2 billion on March 31st and to a previous forecast of R$ 2.0 billion. Azul had originally forecasted a daily cash burn between R$3 million and R$4 million in May and June, but was actually able to increase its cash position in the same period.

For the remainder of 2020 the Company expects an average daily cash burn of approximately R$3 million with no scheduled debt amortization as a result of ongoing negotiations with its financial partners. In addition, thanks to the intensive efforts made by the Company in partnering with its crewmembers, financial partners, and lessors, as well as the faster than expected ramp-up in capacity and demand, the Company’s projections show sufficient liquidity through the end of 2021 assuming no new capital raise. However, since there is still uncertainty in the recovery, the Company plans to raise additional capital in due time to increase its liquidity cushion.

“Thanks to the support of our partners and the efforts of our crewmembers, we were able to increase the Company’s cash position during the second quarter of the year, which was without a doubt the most challenging in aviation history. The Azul recovery plan has yielded better than expected results. We have satisfied our short-term liquidity needs, and we are confident in our ability to navigate this crisis and restore our position as one of the most profitable airlines in the region,” said Alex Malfitani, Azul’s CFO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 2, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer